EXHIBIT 12.2
ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS
(Dollar amounts in thousands)
(Unaudited)

	Six Months Ended
	June 30,		Twelve Months Ended December 31,
	2006(1)	2005(1)	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
Earnings from operations	$100,425	$34,316	$137,354	$112,949	$114,906	$119,860	$99,887
Add:
Interest expense	118,831	79,904	178,551	139,836	116,569	117,228	55,261

Earnings as adjusted	$219,256	$114,220	$315,905	$252,785	$231,475	$237,088	$155,148

Combined fixed charges and Preferred Unit distributions:
Interest expense	$118,831	$79,904	$178,551	$139,836	$116,569	$117,228	$55,261
Capitalized interest	26,308	17,482	39,111	23,572	26,854	32,377	29,186

Total fixed charges	145,139	97,386	217,662	163,408	$143,423	$149,605	$84,447

Preferred Unit distributions	1,915	2,656	4,572	16,254	26,153	34,309	25,877

Combined fixed charges and Preferred Unit distributions	$147,054	$100,042	$222,234	$179,662	$169,576	$183,914	$110,324

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.5	1.1	1.4	1.4	1.4	1.3	1.4

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.